MANAGEMENT'S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management's Discussion and Analysis ("MD&A") contains important information about the business of Trilogy International Partners Inc. ("TIP Inc.", together with its consolidated subsidiaries, the "Company") and its performance for the three and nine months ended September 30, 2020. This MD&A should be read in conjunction with TIP Inc.'s audited consolidated financial statements for the year ended December 31, 2019 and notes thereto (the "Consolidated Financial Statements"), prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") as issued by the Financial Accounting Standards Board ("FASB"), TIP Inc.'s MD&A for the year ended December 31, 2019 and TIP Inc.'s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020 and notes thereto (the "Condensed Consolidated Financial Statements"), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company ("Trilogy LLC"), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of September 30, 2020, TIP Inc. holds a 69.1% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars ("USD"), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of November 10, 2020 and was approved by the Company's board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws ("forward-looking statements"). Forward-looking statements are provided to help you understand the Company's views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company's business outlook for the short and longer term and statements regarding the Company's strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and its growing affordability; revenue growth from increasing consumption of data services; the Company's ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company's investments; the renewal or expiration of the Company's spectrum licenses and the availability of 5G spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; and the impact of the coronavirus (COVID-19) pandemic. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company's current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company's future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources;
  general economic and industry growth rates; and

  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading "Risk Factors" included in TIP Inc.'s Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Annual Report") filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.'s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company's forward-looking statements, include, without limitation:

  the Company's and Trilogy LLC's history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks related to any potential acquisition, investment or merger;
  the Company's significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company's and Trilogy LLC's status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company's outstanding indebtedness;
  the Company's and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
  the Company's ability to pay interest due on its indebtedness and Trilogy LLC's reliance on dividend distributions from the operating subsidiaries in New Zealand and Bolivia to fund such payments;
  the Company's ability to refinance its indebtedness;
  the risk that the Company's credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company's operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of "conflict minerals" in handsets and the availability of certain products, including handsets;
  risks related to anti-corruption compliance;
  intense competition in all aspects of the Company's business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs, including the ability of the Company's subsidiaries to finance, construct and deploy 5G technology in their markets;
  reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company's future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company's wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company's subsidiaries;
  general economic risks;
  natural disasters, including earthquakes and public health crises (including the recent coronavirus (COVID-19) outbreak) and related potential impact on the Company's financial results and performance;
  risks related to climate change and other environmental factors;
  foreign exchange rate and interest rate changes and associated risks;
  risks related to currency controls and withholding taxes;
  the Company's, Trilogy LLC's, and their subsidiaries' ability to utilize carried forward tax losses;

  tax related risks;
  the Company's dependence on Trilogy LLC to make contributions to pay the Company's taxes and other expenses;
  Trilogy LLC's obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC's other equity owners in certain circumstances;
  new laws and regulations;
  risks associated with the Company's internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (the "Common Shares") may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC's subsidiaries to pay dividends, including risk that obligations of the operating subsidiaries, such as the timing of upcoming spectrum renewals in New Zealand, coupled with the potential impact of COVID-19 on our operating results, could impact distribution tests under their debt facilities and reduce or preclude dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management's beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company's market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2019 Annual Report under the heading "Risk Factors" and discussed herein under the heading "Cautionary Note Regarding Forward-Looking Statements".  Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, "2degrees", "NuevaTel" and "Viva". The Company has omitted the "®," "™" and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company's services are available to an aggregate population of 16.6 million persons. The Company's founding executives launched operations of the Company's Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel"), in 2000, when it was owned by Western Wireless Corporation ("Western Wireless"). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched Two Degrees Mobile Limited ("2degrees") as a greenfield wireless communications operator in New Zealand. As of September 30, 2020, the Company had 1,726 employees.

The Company's Strategy

The Company's strategy is to operate wireless and wireline telecommunications businesses in markets located outside the United States of America that demonstrate the potential for growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company's markets in different stages of smartphone and other data-enabled device penetration.

The Company's wireless services are provided using a variety of communication technologies: Global System for Mobile Communications ("GSM" or "2G") (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G LTE"). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The Company's 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications.

In April 2015, the Company entered the New Zealand fixed broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars ("NZD"). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company's overall revenue and profitability as stated in USD, which is the Company's reporting currency. The effect of these fluctuations is referenced in this MD&A as "impact of foreign currency". The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.66	0.67	(2%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Average NZD to USD exchange rate	0.66	0.65	2%	0.64	0.66	(4%)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar ("CAD"), expressed in USD, as quoted by the Bank of Canada.

	September 30, 2020	December 31, 2019	% Change
End of period CAD to USD exchange rate	0.75	0.77	(3%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Average CAD to USD exchange rate	0.75	0.76	(1%)	0.74	0.75	(2%)

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the first three quarters of 2020 and through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied by geographic location with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

  a reduction in prepaid and postpaid subscriber gross acquisition activity in both markets, a reduction in postpaid subscriber churn in New Zealand,
  a substantial variation in both postpaid and prepaid subscriber churn trends in Bolivia, a temporary closure of physical distribution channels and a reduction in retail traffic in both markets, a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia, a decrease in wireless roaming revenue to nearly zero in both markets due to travel restrictions, a 31% increase in nine months ended September 30, 2020 consolidated bad debt expense compared to the same period last year, primarily related to trends in Bolivia, and the deferral or cancelation of capital expenditure projects in both markets.

In New Zealand, the government's swift and significant response in March and April had an immediate impact on customer acquisition and revenues. In April 2020, and in an effort to mitigate the impact of the pandemic, 2degrees announced that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees' workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Adjusted EBITDA (as defined below; see "Definitions and Reconciliations of Non-GAAP Measures - Consolidated Adjusted EBITDA and Adjusted EBITDA Margin" in this MD&A), began to improve sequentially in the latter part of the second quarter and continuing through the third quarter of 2020 as compared to the first months of the pandemic. However, in August, new community transmission cases of COVID-19 were identified and the country reinstated certain restrictions, with more stringent levels applied to the city of Auckland, where these cases were identified. The restrictions lasted, to varying degrees across the country, through mid-October. Although the financial impact related to these restrictions was not significant, subscriber acquisition was adversely affected. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 and related responses by the government, regulators and customers. Specifically, 2degrees faces a risk of increased bad debt expense; although we have not yet observed a significant increase in bad debt expense in New Zealand, uncertainty remains as to the potential impact of broader economic trends.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, creating greater risk and uncertainty for the business. Accordingly, the total impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. During the second and third quarter of 2020 as compared to the quarters before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel's customers. In June 2020, the Bolivian government permitted providers to migrate customers to a free plan (referred to as the "Lifeline plan") with very basic services if they had two or more past due bills. Customers were not invoiced for services provided under the Lifeline plan, and revenue was not recognized during this period of service. The migration of delinquent customers to Lifeline plans resulted in an improvement in collections, as many of these customers paid past due amounts in order to retain the same level of services provided before migration to the Lifeline plan. The government has also clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service.

Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, which included the discontinuation of the Lifeline plan. As a result, NuevaTel commenced a process of deactivating Lifeline plan customers who were unable or unwilling to pay past due amounts, including providing offers to structure payment plans for these customers. This deactivation process resulted in nearly 84 thousand postpaid Lifeline plan customers and approximately five thousand fixed LTE subscribers being deactivated from the network. Between the deactivation date and September 30, 2020, approximately 15 thousand postpaid and approximately 800 fixed LTE subscribers reactivated service. NuevaTel will continue to work with customers who were recently deactivated and attempt to resolve outstanding amounts owed with the focus on reactivating customers.

There is uncertainty as to when customer behavior in Bolivia will return to historic norms, creating a risk of an adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses through the nine months ended September 30, 2020. These net losses impacted our near-term expectation regarding the ability to generate taxable income and thereby utilize NuevaTel's deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel's net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel's beginning of year net deferred tax asset balance of $11.4 million. Additionally, management did not record the benefit associated with NuevaTel's net deferred tax assets of $6.4 million that originated during the nine months ending September 30, 2020. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to long-lived assets at NuevaTel, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively short in duration as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel's financial performance could cause management to change its expectation with respect to NuevaTel's ability to generate long-term cash flows and thus require a review of long-lived assets for impairment. The balances of long-lived assets subject to recoverability consideration are material. From a cash generating and liquidity standpoint, NuevaTel's cash balances increased from $31.1 million at June 30, 2020 to $46.5 million at September 30, 2020, in part due to cash management efforts during the quarter. As an additional measure to preserve liquidity and support the ability to generate future cash flows, in October 2020 NuevaTel announced that it would undertake certain workforce reduction measures in the upcoming months. Separation costs associated with the reduction in workforce are not expected to be material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at the NuevaTel subsidiary.

As we look ahead, the New Zealand government continues to effectively manage the COVID-19 situation with swift action to control the disease. Although a small outbreak did occur in August, which required an increase of societal restrictions, the government has now been able to lift most restrictions and allow residents and businesses to resume activity. Although we have seen recent improvements in customer acquisition, trends are still below pre-COVID-19 levels as retail store foot traffic across our Company-owned stores has not fully recovered. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies and mortgage holidays. The wage subsidies assistance ended in September 2020, while the mortgage holidays were extended to March 31, 2021. The conclusion of these government programs may have an adverse impact on the New Zealand economy that could impact our customers and our business, including an increase in bad debt expense and impacts on ARPU (see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" in this MD&A). Capital spending in New Zealand will continue to be disciplined, balanced with investment in growth initiatives, including 5G.

In Bolivia, new COVID-19 case counts began to decline in August and the trend has continued through October. The Bolivian government eased some restrictions effective September 1, 2020, with the removal of the national quarantine measures. Although, certain local restriction measures remain in effect, Bolivian citizens now have increased mobility. In September, we observed improvements in retail store foot traffic and customer acquisition, which returned to pre-COVID-19 levels. While we are encouraged by the recent increase in activity levels, we remain uncertain as to the outlook for subscriber acquisition and whether there will be increased demand for our network services. As with many other countries around the world, changes in infection trends could compel the government to implement more stringent societal restrictions, which would have a related impact on our business. Additionally, economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel's working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist long after quarantine policies are lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Overall Performance

The table below summarizes the Company's key financial metrics for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in thousands)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Postpaid wireless subscribers	755	795	755	795	(5%)	(5%)
Prepaid wireless subscribers	2,254	2,551	2,254	2,551	(12%)	(12%)
Other wireless subscribers(1)	57	61	57	61	(6%)	(6%)
Wireline subscribers	128	102	128	102	26%	26%
Total ending subscribers	3,195	3,510	3,195	3,510	(9%)	(9%)

(in millions, unless otherwise noted)
Service revenues	$126.3	$134.1	$369.4	$405.3	(6%)	(9%)
Total revenues	$153.7	$160.5	$441.5	$527.8	(4%)	(16%)
Net loss	$23.0	$5.1	$59.5	$14.4	351%	315%
Net loss margin	18%	4%	16%	4%	n/m	n/m
Consolidated Adjusted EBITDA(2)	$27.9	$33.4	$78.4	$106.1	(16%)	(26%)
Consolidated Adjusted EBITDA Margin(2)	22%	25%	21%	26%	n/m	n/m
Capital expenditures(3)	$15.4	$23.4	$46.6	$64.4	(34%)	(28%)

n/m - not meaningful
(1)Includes public telephony, fixed LTE and other wireless subscribers.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable U.S. GAAP financial measures, see "Definitions and Reconciliations of Non-GAAP Measures" in this MD&A.

(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Adoption of New Lease Standard

In February 2016, the FASB issued Accounting Standards Update 2016-02 "Leases (Topic 842)", and has since modified the standard with several updates (collectively, the "new lease standard"). We adopted this new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows.

See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 15 - Leases to the Condensed Consolidated Financial Statements for further information.

Q3 2020 Highlights

  Strong growth in New Zealand postpaid wireless subscribers, which increased by 36 thousand, or 8%.

  New Zealand wireline subscribers increased by 27 thousand, or 26%, as of September 30, 2020 compared to September 30, 2019, driving a 25% increase in New Zealand wireline service revenues in the third quarter of 2020 compared to the third quarter of 2019 (23% increase excluding the impact of foreign currency).

  Growth in New Zealand prepaid wireless subscribers, which increased by 6 thousand, or 1%, as of September 30, 2020 compared to September 30, 2019. New Zealand prepaid service revenues increased 9% in the third quarter of 2020 compared to the third quarter of 2019 (7% increase excluding the impact of foreign currency).

  New Zealand service revenues increased 7% for the three months ended September 30, 2020 compared to the third quarter of 2019 (5% increase excluding the impact of foreign currency).

  In Bolivia, data revenues as a percentage of wireless service revenues increased from 47% in the third quarter of 2019 to 50% in the third quarter of 2020. 4G LTE adoption among subscribers increased from 43% in the third quarter of 2019 to 50% in the third quarter of 2020. Additionally, Bolivia continues to experience an increase in the adoption of postpaid unlimited offers and our fixed LTE services.

  Consolidated Adjusted EBITDA declined 16% for the three months ended September 30, 2020 compared to the third quarter of 2019. Excluding the impact of foreign currency in New Zealand, Consolidated Adjusted EBITDA declined 18% for the three months ended September 30, 2020 compared to the third quarter of 2019, due to a decline in Bolivia Adjusted EBITDA partially offset by an increase in New Zealand Adjusted EBITDA. Consolidated Adjusted EBITDA margin declined to 22% in the third quarter of 2020 compared to 25% in the third quarter of 2019, driven by a decline in Adjusted EBITDA margin in Bolivia.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company's operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" at the end of this MD&A).

Subscriber Count

	As of September 30,		% Variance
(in thousands)	2020	2019	2020 vs 2019
New Zealand
Postpaid wireless subscribers	500	463	8%
Prepaid wireless subscribers	968	962	1%
Wireline subscribers	128	102	26%
New Zealand Total	1,596	1,527	5%

Bolivia
Postpaid wireless subscribers	256	332	(23%)
Prepaid wireless subscribers	1,285	1,589	(19%)
Other wireless subscribers(1)	57	61	(6%)
Bolivia Total	1,598	1,983	(19%)

Consolidated
Postpaid wireless subscribers	755	795	(5%)
Prepaid wireless subscribers	2,254	2,551	(12%)
Other wireless subscribers(1)	57	61	(6%)
Wireline subscribers	128	102	26%
Consolidated Total	3,195	3,510	(9%)

(1)Includes public telephony, fixed LTE and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services or a combination thereof, in both the Company's New Zealand and Bolivia segments, as well as public telephony, fixed LTE wireless and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company's fixed broadband product in New Zealand.

During the second quarter of 2020, in response to the COVID-19 pandemic, the Company suspended its deactivation policy for postpaid subscribers in Bolivia. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until after the national quarantine was lifted. This impacted the Company's collections and bad debt for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. In response to collection concerns raised by telecommunications providers, in June 2020 the Bolivian government clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service. Additionally, providers were allowed to migrate existing customers to the Lifeline plan when a customer has two or more past due bills. Once the payment holiday ended for postpaid customers, the Company resumed its normal postpaid disconnection policy. Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, which included the discontinuation of the Lifeline plan.

The government mandate did not address the treatment of prepaid subscribers during the quarantine period. As prepaid subscribers typically recharge credit by visiting a dealer to purchase credit, the societal restrictions had a significant impact on subscribers' ability to recharge and therefore use NuevaTel service. Based on the Company's policy of recording subscribers as disconnected after 90 days of inactivity, NuevaTel experienced increased disconnections during the second quarter of 2020 compared to historic quarters, although some prepaid subscribers reengaged during the third quarter once societal restrictions lessened in September 2020. The societal restrictions also significantly impacted gross additions of prepaid subscribers during the third quarter of 2020 compared to recent quarters. The combination of lower gross additions in the second and third quarters of 2020 and the resulting decrease in disconnections in the third quarter of 2020 impacted Bolivia's prepaid subscriber base as of September 30, 2020. See Blended Wireless Churn below.

The Company ended September 30, 2020 with 3.2 million consolidated subscribers, of which 3.1 million were wireless subscribers, a decline of 342 thousand wireless subscribers compared to September 30, 2019.

  New Zealand's wireless subscriber base increased 3% compared to September 30, 2019, reflecting an increase of postpaid and prepaid subscribers of 8% and 1%, respectively. As of September 30, 2020, 2degrees' wireline subscriber base increased 26% compared to September 30, 2019.

  Bolivia's wireless subscriber base declined 19% compared to September 30, 2019, reflecting a decline of 19% in prepaid subscribers. Prepaid subscribers comprise the majority of the wireless subscriber base in Bolivia. Postpaid subscribers as of September 30, 2020 declined 23% compared to September 30, 2019.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(not rounded, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Monthly blended wireless ARPU	$11.42	$11.18	$10.58	$11.27	2%	(6%)
Monthly postpaid wireless ARPU	$25.94	$27.2	$25.86	$26.92	(5%)	(4%)
Monthly prepaid wireless ARPU	$6.18	$6.07	$5.48	$6.33	2%	(13%)
Cost of acquisition	$61.36	$45.95	$62.75	$43.85	34%	43%
Equipment subsidy per gross addition	$8.62	$4.19	$5.81	$3.08	106%	89%
Blended wireless churn	2.38%	5.19%	4.40%	5.10%	n/m	n/m
Postpaid wireless churn	3.58%	1.58%	2.05%	1.58%	n/m	n/m
Capital expenditures (in millions)(2)	$15.4	$23.4	$46.6	$64.4	(34%)	(28%)
Capital intensity	12%	17%	13%	16%	n/m	n/m

n/m - not meaningful
(1)For definitions, see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions" in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

Consolidated monthly blended wireless ARPU increased 2% and declined 6% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in consolidated monthly blended wireless ARPU for the three months ended September 30, 2020 was primarily due to increases in prepaid revenues in New Zealand due to increased popularity of higher value prepaid plans which were introduced in July 2019. The decline in consolidated monthly blended wireless ARPU for the nine months ended September 30, 2020 was primarily due to the impact of restrictions mandated by the Bolivian government related to the COVID-19 pandemic and related competitive pricing in Bolivia, and the impact of foreign currency in New Zealand. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU increased 1% and declined 4% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019.

Cost of Acquisition

The Company's cost of acquisition for its segments is largely driven by the amount of equipment subsidies, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition increased 34% and 43% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in cost of acquisition was primarily driven by a significant decline in gross additions due to societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the COVID-19 pandemic.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company's cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, there has been less of a focus on handset subsidies since the launch of an Equipment Installment Plan ("EIP") in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to attract higher value subscribers. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, NuevaTel began offering the option to pay for handsets in installments using an EIP, which generally results in a decrease in handset subsidies over time. Recently, higher value plans that include "bring your own device" have also become popular, further impacting handset subsidies.

For the three and nine months ended September 30, 2020, equipment subsidy per gross addition increased 106% and 89%, respectively, compared to the same periods in 2019 driven by increases in both markets. For the three months ended September 30, 2020, the increase was primarily due to an increase in cost of equipment relative to handset revenues in New Zealand. Further, there was a significant decrease in gross additions during both periods as a result of societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the COVID-19 pandemic.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both 2degrees and NuevaTel evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements. Customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

As discussed above in "Key Performance Indicators - Subscriber Count", during the second quarter of 2020, the Company made exceptions to its deactivation policy for postpaid subscribers in Bolivia in response to the COVID-19 pandemic. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until after the national quarantine was lifted.

Blended wireless churn declined 2.8% and 70 basis points for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to decreased disconnections and churn in Bolivia. The decline in churn in Bolivia was primarily due to lower volumes of competitive sales activity across the telecommunications market during the second quarter of 2020, as a result of restrictions mandated by the Bolivian government in response to COVID-19. Due to the nature of Bolivian prepaid subscriber acquisitions, there is typically a higher level of early churn from new customers. The lower sales activity in the second quarter of 2020, resulted in a decrease in churn and disconnections during the third quarter of 2020. Additionally, there were a significant number of reactivations in the third quarter of 2020, related to the prepaid disconnections processed in the second quarter of 2020.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company's cash flows; therefore, such investments require focus on planning, funding and management.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three and nine months ended September 30, 2020, compared to the same periods in 2019, the capital intensity percentage decreased 5% and 3%, respectively, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic and as the Company preserved cash resources in response to the potential pandemic impact.

Results of Operations

Consolidated Revenues

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Revenues:
Wireless service revenues	$102.4	$114.1	$303.6	$346.5	(10%)	(12%)
Wireline service revenues	22.0	17.5	59.5	51.3	25%	16%
Equipment sales	27.5	26.4	72.1	122.6	4%	(41%)
Non-subscriber international long distance and other revenues	1.9	2.5	6.3	7.5	(23%)	(16%)
Total revenues	$153.7	$160.5	$441.5	$527.8	(4%)	(16%)

Consolidated Wireless Service Revenues

Wireless service revenues declined $11.7 million, or 10%, and $42.8 million, or 12%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, wireless service revenues declined $13.0 million, or 11%, and $35.0 million, or 10%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, as declines in Bolivia were partially offset by increases in New Zealand. The declines in Bolivia were primarily due to the societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which restricted subscriber movement and impacted subscribers' ability to purchase mobile services. In New Zealand, the increase in wireless service revenues for the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to an increase in prepaid wireless service revenues driven by increased prepaid data usage along with higher value prepaid service plans. For the nine months ended September 30, 2020 compared to the same period in 2019 the increase in New Zealand was driven by the larger postpaid subscriber base.

Consolidated data revenues declined $1.1 million, or 2%, and $11.7 million, or 6%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, consolidated data revenues declined $2.1 million, or 3%, and $6.2 million, or 3%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, driven by declines in Bolivia that were partially offset by increases in New Zealand.

Consolidated Wireline Service Revenues

Wireline service revenues increased $4.4 million, or 25%, and $8.2 million, or 16%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to growth of 26% in the wireline subscriber base. Excluding the impact of foreign currency, wireline service revenues increased $4.0 million, or 23%, and $10.2 million, or 21%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019.

Consolidated Equipment Sales

Equipment sales increased $1.1 million, or 4%, and declined $50.5 million, or 41%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, equipment sales increased $0.5 million, or 2%, and declined $45.8 million, or 39%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase for the three months ended September 30, 2020, compared to the same period in 2019, was due to an increase in New Zealand. The decline for the nine months ended September 30, 2020 was due to the discontinuation during the third quarter of 2019 of an exclusivity arrangement between 2degrees and a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees' largest individual customer of handsets and devices, representing 12% of the Company's consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus are not correlated with subscriber activation volumes.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company's operations and its corporate headquarters.

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$49.8	$49.1	$149.1	$146.9	1%	1%
Cost of equipment sales	30.6	28.7	78.0	127.3	7%	(39%)
Sales and marketing	19.5	22.7	58.0	63.1	(14%)	(8%)
General and administrative	26.8	28.8	84.1	93.6	(7%)	(10%)
Depreciation, amortization and accretion	27.7	27.5	79.7	81.9	1%	(3%)
Gain on disposal of assets and sale-leaseback transaction	(5.1)	(2.6)	(2.5)	(10.2)	(96%)	75%
Total operating expenses	$149.5	$154.2	$446.3	$502.7	(3%)	(11%)

Consolidated Cost of Service

Cost of service expense increased $0.7 million, or 1%, and $2.1 million, or 1%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of service was flat and increased $5.5 million, or 4%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to increases in New Zealand partially offset by declines in Bolivia. Increases in New Zealand were mainly attributable to increases in transmission expense associated with the growth of the wireline subscriber base. Declines in Bolivia were primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel's network.

Consolidated Cost of Equipment Sales

Cost of equipment sales increased $2.0 million, or 7%, and declined $49.3 million, or 39%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of equipment sales increased $1.4 million, or 5%, and declined $44.6 million, or 36%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase for the three months ended September 30, 2020 was due to an increase in New Zealand. The decline for the nine months ended September 30, 2020 was primarily due to a decline in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories, resulting in a reduction in the volume of equipment sales.

Consolidated Sales and Marketing

Sales and marketing declined $3.2 million, or 14%, and $5.1 million, or 8%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, sales and marketing declined $3.5 million, or 15%, and $3.5 million, or 6%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. For the three months ended September 30, 2020, the decline was primarily due to lower advertising, promotion, and sponsorships costs in both Bolivia and New Zealand. For the nine months ended September 30, 2020, declines in Bolivia related to advertising, promotion and sponsorships and other individually insignificant costs more than offset increases in commission expense in both Bolivia and New Zealand. Despite the decline in activations, commission expense increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019.

Consolidated General and Administrative

General and administrative costs declined $2.0 million, or 7%, and $9.6 million, or 10%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, general and administrative costs declined $2.3 million, or 8%, and $7.6 million, or 8%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. During the three and nine months ended September 30, 2019, the Company incurred general and administrative costs in Bolivia of $0.8 million and $5.1 million, respectively, in connection with the closings in 2019 under the tower sale-leaseback transaction. General and administrative costs related to the closing in 2020 under the tower sale-leaseback transaction were not significant. Additionally, increases in bad debt expense in Bolivia of $2.0 million and $5.1 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, were more than offset by changes in individually insignificant items within general and administrative costs in New Zealand and Bolivia.

Consolidated Gain on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction increased $2.5 million and declined $7.7 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, due to the timing of gains recognized in connection with the closings of the tower sale-leaseback transaction in 2020 and 2019.

Consolidated Other Expenses (Income)

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Interest expense	$11.3	$11.2	$33.8	$34.7	1%	(3%)
Change in fair value of warrant liability	0.1	(0.2)	0.1	0.2	133%	(33%)
Other, net	0.2	(0.4)	3.1	1.0	143%	219%

The consolidated changes in interest expense, change in fair value of warrant liability, and other, net presented in the table above were due to individually insignificant items.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Income tax expense	$15.7	$0.8	$17.6	$3.6	n/m	395%

Income Tax Expense

Income tax expense increased $15.0 million and $14.1 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to the valuation allowance recorded against the Company's deferred tax assets in Bolivia. See further discussion under "Impact of COVID-19 on our Business" above along with Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Business Segment Analysis

The Company's two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company's networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on fixed LTE, and, to a lesser extent, WiMAX technology ("WiMAX"). In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company's networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,256 4G LTE sites on-air as of September 30, 2020. In April 2017, the three national mobile providers in New Zealand, 2degrees, Vodafone and Spark (defined below), formed a joint venture to deliver a shared wireless broadband/mobile solution in rural areas identified by the government. As of September 30, 2020, the Company had 150 sites providing additional network coverage through this joint venture. In November 2019, 2degrees entered into a Radio Access Network ("RAN") sharing agreement with a New Zealand telecommunications provider that will supply 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of September 30, 2020, the Company had 92 sites providing additional network coverage through this RAN sharing agreement. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,150 4G LTE sites on-air as of September 30, 2020, with certain sites operated under long-term leases.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of September 30, 2020	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.9	11.6
Wireless Penetration(2)	134%	87%
Company Wireless Subscribers (in thousands) as of September 30, 2020	1,468	1,598
Company Market Share of Wireless Subscribers(2)	23%	16%

(1)Source: The U.S. Central Intelligence Agency's World Factbook estimated for July 2020.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand's third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that the New Zealand operation has a market share of wireless subscribers of 23%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. In addition, 5G creates further opportunities for 2degrees as 5G enables carriers to offer new and even more data-intensive wireless services and applications.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that the Bolivian operation has a market share of wireless subscribers of 16%. Over the last decade, a growing middle class has emerged in Bolivia, but LTE adoption and broadband penetration remain low compared to other Latin American markets, indicating the potential for further growth. The Company believes that the increased availability of affordably priced LTE-enabled devices, as well as its late 2019 launch of fixed LTE services, will continue to stimulate data usage and increased revenue diversity.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2020, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company.

Overview

Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand ("Spark")), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half and rapidly gained market share. After expanding the coverage of its network, 2degrees began to leverage its position as a high value market disruptor and shifted its focus to the higher ARPU postpaid consumer market. 2degrees launched postpaid service in 2010 and now has a 16% postpaid market share based on most currently available information. It has broadened its service offerings to include fixed broadband which also supports increased business-to-business penetration. 2degrees continues to reinforce its reputation for fairness in the New Zealand market by combining competitive pricing, innovative products and excellent customer service.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

New Zealand's Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment ("MBIE"), advises the government on policy for telecommunications and spectrum issues. Following a general election on October 17, the New Zealand Labour Party added to its majority in the New Zealand Parliament.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' rights to use 1800 MHz and 2100 MHz spectrum are scheduled to expire in March 2021. However, the New Zealand government has issued formal offers to renew the 1800 MHz and 2100 MHz spectrum for a total of 20 years commencing April 2021. 2degrees has accepted the offers with an initial term of two years and the full purchase prices are due in January 2021 for these two-year terms. The offers for the remaining 18-year terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost of the 1800 MHz and 2100 MHz rights will be approximately $50.4 million NZD, excluding interest.

The MBIE is also preparing for the introduction of 5G in New Zealand. The government has offered 2degrees the right to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. 2degrees intends to accept this offer. There is no right of renewal for this short-term allocation, which is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing of this auction, which has been indicated for late 2021, but may be subject to delay. The MBIE has also been considering technical matters related to this allocation, and other potential 5G bands for allocation in the future, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum.

New Zealand's Telecommunications Act 2001 was updated in 2018 to introduce a new regulatory framework for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This legislative update takes a regulated "utility style" building blocks approach to the pricing of fiber services, representing a shift from the previous "Total Service Long Run Incremental Cost" pricing approach that has been applied to copper services. Price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at "anchor" prices. All fiber providers will be subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

There were no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector. Under the updated legislation, role of the Commerce Commission of New Zealand (the "Commerce Commission") has also been expanded to provide a greater emphasis on "retail service quality" issues. This includes the power to establish retail service quality codes.

The politically independent Commerce Commission is responsible for implementation of New Zealand's Telecommunications Act 2001, as amended. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission's responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

The Commerce Commission is now responsible for implementing the new utility style framework for fiber. It is currently conducting extensive industry consultations regarding this issue so that it can put in place the new regime by January 2022, as required. In September 2020, it also published guidance on how it will monitor and enforce obligations on telecommunication network operators to offer fiber and other wholesale services to retailers on an equivalent and non-discriminatory basis, a fundamental principle of the fixed telecommunications regulatory regime. The Commerce Commission is also responsible for implementing consumer protection provisions to improve telecommunications retail service quality. The Commerce Commission conducted a review of consumer mobile bills under its monitoring powers and identified perceived consumer transparency and inertia issues in the residential mobile market. It is currently seeking feedback from industry participants by November 30, 2020 on potential measures to address these issues. The Commerce Commission has also indicated it will soon be launching a retail service quality work program under Part 7 of the Telecommunications Act.

The New Zealand government has taken an active role in funding the deployment of fiber (the "Ultra-Fast Broadband Initiative") and wireless infrastructure (the Rural Broadband Initiative or "RBI") to enhance citizens' access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 ("RBI2") and a Mobile Black Spots Fund ("MBSF"). In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture, now called the Rural Connectivity Group ("RCG"), to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. The New Zealand government signed an agreement with the joint venture in 2017 to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). The government initially committed to contribute $150 million NZD to the RCG for RBI2 and MBSF projects on the condition that each RCG partner, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network.  In December 2018, the government expanded RBI2/MBSF funding by an additional $145 million NZD, of which $110 million NZD was allocated to the RCG. Earlier this year, the government announced further funding increases for improved rural capacity and connectivity. 2degrees is working with the government to identify the services that will be supported by this funding. The New Zealand Labour Party has indicated that, as the majority party in New Zealand government, it intends to fund additional rural telecommunications service improvements in the future.

New Zealand - Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs. 9 mo.
Service revenues	$91.6	$85.2	$258.9	$252.4	7%	3%
Total revenues	$117.4	$109.9	$327.5	$368.8	7%	(11%)
Data as a % of wireless service revenues	75%	70%	74%	70%	n/m	n/m
New Zealand Adjusted EBITDA	$29.5	$26.7	$81.8	$79.0	11%	3%
New Zealand Adjusted EBITDA Margin(1)	32%	31%	32%	31%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	13	12	21	33	6%	(36%)
Total postpaid subscribers	500	463	500	463	8%	8%

Prepaid Subscribers (in thousands)
Net (losses) additions	(1)	8	(12)	(3)	(119%)	(243%)
Total prepaid subscribers	968	962	968	962	1%	1%

Total wireless subscribers (in thousands)	1,468	1,425	1,468	1,425	3%	3%

Wireline Subscribers (in thousands)
Net additions	9	9	21	20	6%	2%
Total wireline subscribers	128	102	128	102	26%	26%

Total ending subscribers (in thousands)	1,596	1,527	1,596	1,527	5%	5%

Blended wireless churn	1.81%	2.41%	2.12%	2.62%	n/m	n/m
Postpaid churn	0.89%	1.25%	0.98%	1.25%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$15.53	$15.56	$14.79	$15.44	(0%)	(4%)
Monthly postpaid wireless ARPU (not rounded)	$29.87	$31.93	$28.92	$31.85	(6%)	(9%)
Monthly prepaid wireless ARPU (not rounded)	$8.17	$7.60	$7.59	$7.66	8%	(1%)

Monthly residential wireline ARPU (not rounded)	$47.86	$45.59	$44.71	$46.54	5%	(4%)

Capital expenditures (2)	$13.4	$18.2	$40.8	$49.2	(27%)	(17%)
Capital intensity	15%	21%	16%	20%	n/m	n/m

n/m - not meaningful
(1)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three and Nine Months Ended September 30, 2020 Compared to Same Periods in 2019

Service revenues increased $6.3 million, or 7%, and $6.5 million, or 3%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, service revenues increased $4.6 million, or 5%, and $16.5 million, or 7%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to higher wireline and prepaid wireless service revenues driven by the larger wireline base and increased prepaid data usage along with higher value prepaid service plans. For the nine months ended September 30, 2020, the increase was also due to higher postpaid wireless service revenues driven by the larger postpaid subscriber base. These increases were partially offset by reduced roaming revenues from both our subscribers and non-subscribers impacted by travel and movement restrictions and the closure of New Zealand's border during the COVID-19 pandemic.

Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, increased $6.7 million, or 8%, and $7.5 million, or 3%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, subscriber revenues increased $5.0 million, or 6%, and $17.3 million, or 7%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019.

Total revenues increased $7.5 million, or 7%, and declined $41.3 million, or 11%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, total revenues increased $5.2 million, or 5%, and declined $26.6 million, or 8%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. For the three months ended September 30, 2020, the increase was primarily due to an increase in service revenues discussed above. For the nine months ended September 30, 2020, the decline was mainly attributable to a decline in equipment sales as a result of the discontinuation of an exclusivity arrangement between 2degrees and a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019. In addition, the societal restrictions related to the COVID-19 pandemic contributed to the decline in retail activity resulting in lower equipment sales. This decline was partially offset by an increase in service revenues.

For the three months ended September 30, 2020, compared to the same period in 2019, operating expenses increased $5.4 million, or 5% ($3.4 million, or 3%, excluding the impact of foreign currency). For the nine months ended September 30, 2020, compared to the same period in 2019, operating expenses declined $40.5 million, or 12% ($27.0 million, or 8%, excluding the impact of foreign currency). These changes were primarily due to the following:

  Cost of service increased $4.0 million, or 14%, and $9.0 million, or 11%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of service increased $3.4 million, or 12%, and $12.3 million, or 15%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. There was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees' network. These increases were partially offset by declines in national roaming costs, net of increases in network sharing costs;

  Cost of equipment sales increased $2.1 million, or 8%, for the three months ended September 30, 2020, compared to the same period in 2019 ($1.5 million, or 6%, excluding the impact of foreign currency). This increase was driven by an increase in the volume of handsets sold over the same period in the prior year due to the timing of new handset device launches as well as handset promotions. Cost of equipment sales declined $46.4 million, or 39%, for the nine months ended September 30, 2020, compared to the same period in 2019 ($41.6 million, or 37%, excluding the impact of foreign currency). This decline was primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there was a decline in the volume of handsets sold as a result of the societal restrictions related to the COVID-19 pandemic which caused temporary closure of our physical distribution channels;

  Sales and marketing declined $1.5 million, or 10%, and $1.4 million, or 4%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, sales and marketing declined $1.8 million, or 12%, and was flat for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. For the three months ended September 30, 2020, the decline was primarily due to $1.1 million in lower combined costs for advertising and sponsorships incurred in the third quarter of 2020 compared to the same period in 2019 in connection with cost controls and project deferments to mitigate the financial impact of the COVID-19 pandemic. For the nine months ended September 30, 2020, despite lower activations during the period as compared to same period in 2019, there was a $1.3 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019. This increase was offset by individually insignificant declines in sales and marketing costs.

  General and administrative was flat and declined $3.7 million, or 7%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, general and administrative declined $0.4 million, or 2%, and $1.7 million, or 4%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Bad debt expense declined $1.1 million and $2.2 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, excluding the impact of foreign currency. The decline in bad debt expense was primarily attributable to accounts receivable collection efforts and improved credit risk of our customer portfolio. For the three and nine months ended September 30, 2020, there were also declines in business taxes partially offset by increases in computer maintenance costs and other individually insignificant items. For the nine months ended September 30, 2020, compared to the same period in the prior year, net expenses associated with the sale of EIP receivables declined driven by fewer sales of EIP receivables. In addition, there was a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees' improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer. These declines for the nine months ended September 30, 2020 were offset by $1.7 million of equity-based compensation expense associated with the extension of the expiration date of certain 2degrees' service-based share options during the second quarter of 2020; and

  Loss on impairment and disposal of assets increased $0.4 million and $1.8 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, driven by disposal and abandonment charges of approximately $1.4 million during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

New Zealand Adjusted EBITDA increased $2.8 million, or 11%, and $2.8 million, or 3%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, New Zealand Adjusted EBITDA increased $2.3 million, or 8%, and $5.9 million, or 8%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. These increases in New Zealand Adjusted EBITDA were primarily the result of increases in subscriber revenues discussed above partially offset by increases in cost of service.

Capital expenditures declined $4.9 million, or 27%, and $8.4 million, or 17%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, New Zealand capital expenditures declined $5.2 million, or 28%, and $6.4 million, or 14%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. These declines were primarily attributable to the continued deferral of capital project spending in response to the COVID-19 pandemic.

Subscriber Count

2degrees' wireless subscriber base increased 3% compared to September 30, 2019, driven by an 8% increase in postpaid wireless subscribers. As of September 30, 2020, postpaid wireless subscribers comprised approximately 34% of the total wireless subscriber base, an increase of one percentage point from September 30, 2019. Postpaid wireless subscriber growth was driven by improvements in postpaid churn, partially offset by a decline in additions due to the temporary closure of retail store operations across New Zealand in the second and third quarter of 2020 to comply with government restrictions associated with the COVID-19 pandemic. Postpaid gross additions during the three months ended September 30, 2020 were supported by business postpaid subscribers which increased year over year. Additionally, 2degrees had improvements in prepaid churn for the three and nine months ended September 30, 2020, compared to the same periods in 2019; however, 2degrees experienced prepaid losses for the three and nine months ended September 30, 2020 due to the impact of the COVID-19 pandemic as described above.

As of September 30, 2020, 2degrees' wireline subscriber base increased 26% compared to September 30, 2019. The wireline subscriber increase was mainly due to 2degrees' competitive offerings, including promotions related to the cross selling of wireline services to 2degrees wireless subscribers, which continue to positively impact the growth of the wireline customer base. Furthermore, net additions of enterprise business customers during the three months ended September 30, 2020 had a positive impact.

Blended Wireless ARPU

2degrees' blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber and the mix of service plans and bundles.

Blended wireless ARPU was flat and declined 4% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, blended wireless ARPU declined 2% and was flat for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The 2% decline in the three months ended September 30, 2020 was primarily attributable to reduced roaming revenues which were significantly impacted by travel and movement restraints, with the current closure of New Zealand's border, in response to the COVID-19 pandemic. This decline was partially offset by an increase in prepaid ARPU of 5% and 3% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, excluding the impact of foreign currency.

In addition, the decline in roaming revenues was partially offset by the higher proportion of postpaid wireless subscribers combined with increases in data revenues per average subscriber. Blended wireless ARPU related to data revenues increased 6% and was flat for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, blended wireless ARPU related to data revenues increased 4% and 5% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, due to increased data usage.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of September 30, 2020, NuevaTel had approximately 1.6 million wireless subscribers which management estimates to be a market share of 16%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with terms that expire between 2024 and 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law ("Bolivian Telecommunications Law"), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the "ATT"), Bolivia's telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel satisfied. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice ("Supreme Tribunal") on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the reinstatement to the Supreme Tribunal. The ATT initiated a separate court proceeding against NuevaTel to collect the fine; it was required by the court to refile and has yet to serve its complaint on NuevaTel. When served, NuevaTel will assert that the time allowed under new regulations for the collection of the fine has expired and that, in any event, it is not obligated to pay until the Supreme Tribunal rules on its appeal. Unless the collection proceeding is dismissed, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	9 mo. vs 9 mo.

Service revenues	$34.7	$48.7	$110.1	$152.3	(29%)	(28%)
Total revenues	$36.3	$50.4	$113.6	$158.4	(28%)	(28%)
Data as a % of wireless service revenues	50%	47%	50%	48%	n/m	n/m
Bolivia Adjusted EBITDA	$0.5	$9.5	$5.1	$35.0	(95%)	(85%)
Bolivia Adjusted EBITDA Margin(1)	1%	19%	5%	23%	n/m	n/m

Postpaid Subscribers (in thousands)
Net losses	(58)	-	(64)	(5)	n/m	n/m
Total postpaid subscribers	256	332	256	332	(23%)	(23%)

Prepaid Subscribers (in thousands)
Net additions (losses)	202	(8)	(182)	(45)	n/m	(307%)
Total prepaid subscribers	1,285	1,589	1,285	1,589	(19%)	(19%)

Other wireless subscribers (in thousands)(2)	57	61	57	61	(6%)	(6%)
Total wireless subscribers (in thousands)	1,598	1,983	1,598	1,983	(19%)	(19%)

Blended wireless churn	2.92%	7.18%	6.33%	6.84%	n/m	n/m
Postpaid churn	8.24%	2.04%	3.87%	2.02%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$7.49	$8.06	$7.02	$8.33	(7%)	(16%)
Monthly postpaid wireless ARPU (not rounded)	$19.13	$20.68	$20.66	$20.33	(7%)	2%
Monthly prepaid wireless ARPU (not rounded)	$4.54	$5.14	$3.99	$5.54	(12%)	(28%)
Capital expenditures(3)	$2.0	$5.2	$5.7	$15.1	(62%)	(62%)
Capital intensity	6%	11%	5%	10%	n/m	n/m

n/m - not meaningful
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(2)Includes public telephony, fixed LTE and other wireless subscribers.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three and Nine Months Ended September 30, 2020 Compared to Same Periods in 2019

Service revenues declined $14.0 million, or 29%, and $42.1 million, or 28%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to an $8.4 million, or 34%, and $30.9 million, or 39%, decline in prepaid revenues for the same periods, respectively. These declines were primarily attributable to the impact of restrictions mandated by the Bolivian government in response to COVID-19 which restricted subscriber movement and impacted their ability to purchase mobile services as well as limited access to distribution channels. The results were further impacted by continued competitive pressure on pricing, including increased unlimited usage offers, which affected ARPU declines during the periods, along with declines in the subscriber base and voice usage. Postpaid revenues declined $4.3 million, or 21%, and $7.7 million, or 13%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, due to declines in the subscriber base and voice usage, as well as certain customers with two or more past due bills being migrated to the free Lifeline plan.

Data revenues represented 50% of wireless services revenues for the three and nine months ended September 30, 2020, respectively, compared to 47% and 48%, respectively, for the same periods in 2019. Although LTE users decreased, LTE adoption increased to 50% as of September 30, 2020 compared to 43% as of September 30, 2019. Data usage per average subscriber has significantly increased and has driven an overall increase in data consumption despite decreases in total subscribers. However, data pricing declined as a result of continued data pricing pressure and higher popularity of unlimited data offers and promotions in the market.

Total revenues declined $14.1 million, or 28%, and $44.8 million, or 28%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to the decrease in service revenues discussed above.

For the three and nine months ended September 30, 2020, compared to the same periods in 2019, operating expenses declined $9.0 million, or 18%, and $16.1 million, or 11%, respectively, primarily due to the following:

  Cost of service declined $3.3 million, or 15%, and $6.9 million, or 11%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel's network especially in connection with lower voice usage during the restrictions mandated by the Bolivian government in response to the COVID-19 pandemic. Regulatory fees also declined for the three and nine months ended September 30, 2020 compared to the same periods in 2019 due to declines in the subscriber base and usage which were impacted by the above-referenced restrictions in response to the COVID-19 pandemic. Further, there were reduced site maintenance costs for the three and nine months ended September 30, 2020 compared to the same periods in 2019, mainly as a result of negotiations with providers which lowered related costs. These declines were partially offset by incremental costs of $1.0 million and $3.5 million for the three and nine months ended September 30, 2020, respectively, compared to same periods in 2019, attributable to lease expenses related to towers sold under the sale-leaseback transaction;

  Cost of equipment sales declined $0.1 million, or 3%, and $3.0 million, or 35%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, mainly due to a decline in the number of handsets sold. Handset sales decreased significantly due to societal restrictions mandated as a result of the COVID-19 pandemic. The declines in handset sales were partially offset by increases in certain costs related to Fixed LTE services, especially during the three months ended September 30, 2020, compared to same period in 2019;

  Sales and marketing declined $1.7 million, or 21%, and $3.7 million, or 15%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, due to a decline in advertising, salaries and wages, and other individually insignificant costs as a result of cost controls due to the impact of the COVID-19 pandemic. These declines were partially offset by higher commissions expenses. Despite decline in activations, commission expenses increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019;

  General and administrative declined $0.9 million, or 9%, and $6.2 million, or 19%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. These declines were primarily due to $0.8 million and $5.1 million of costs during the three and nine months ended September 30, 2019, respectively, incurred in connection with the closings under the tower sale-leaseback transaction in 2019. These costs included transaction taxes, bank fees, and other deal costs. In 2020, the general and administrative costs incurred in connection with the tower-sale leaseback transaction were insignificant. Further, the declines were also attributable to consulting services incurred in 2019 in connection with NuevaTel's business optimization initiatives. These declines were largely offset by an increase in bad debt expense of $2.0 million and $5.1 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, as a result of the societal restrictions related to the COVID-19 pandemic which impacted collections;

  Depreciation, amortization and accretion declined $0.2 million, or 2%, and $2.2 million, or 7%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to a lower asset basis being depreciated; and

  Gain on disposal of assets and sale-leaseback transaction increased $2.9 million, or 106%, and declined $5.9 million, or 53%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019 due to the timing of the gains recognized for the closings of the tower sale-leaseback transaction in 2019 and 2020.

Bolivia Adjusted EBITDA declined $9.0 million, or 95%, and $29.9 million, or 85%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily due to the decrease in prepaid service revenues mentioned above.

Capital expenditures declined $3.2 million, or 62%, and $9.4 million, or 62%, for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic and as NuevaTel preserved cash resources in response to the potential impact of the pandemic.

Subscriber Count

Bolivia's wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has increased in recent years. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers, as well as fixed LTE wireless subscribers; these subscribers comprised 4% of the overall subscriber base as of September 30, 2020.

Bolivia's wireless subscriber base declined 19% as of September 30, 2020 compared to September 30, 2019, primarily as a result of a 19% decline in prepaid subscribers. The decline in prepaid subscribers was primarily attributable to the impact of societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which restricted subscriber movement and affected distribution channels. During the second quarter, gross additions were significantly lower due to delays in the distribution of Subscriber Identity Module cards and travel restrictions on potential subscribers which lowered customer traffic to visit dealers in order to subscribe to NuevaTel service. This decline in subscriber additions was partially offset by a reduction of disconnections during the mandated quarantine period.

Postpaid subscribers declined 23% as of September 30, 2020 compared to September 30, 2019. The decline in postpaid subscribers is largely due to the disconnection of postpaid subscribers during the third quarter of 2020 who had been receiving limited free service through the Lifeline plan. The Bolivian government prohibited involuntary postpaid disconnections during the required quarantine period which began in March 2020, regardless of whether subscribers were current in their obligations to the Company, until after the quarantine period ended. During September, the payment holiday period ended and subscribers with significantly overdue bills were disconnected.

Blended Wireless ARPU

Bolivia's blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia's blended wireless ARPU.

Blended wireless ARPU declined 7% and 16% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. These declines were driven by a drop in voice and data ARPU. Data consumption increased during the periods; however, the increase was offset by a decline in data pricing due to intensified competition and use of unlimited data promotional bundles during the societal restrictions mandated in response to the COVID-19 pandemic. Prepaid wireless ARPU declined 12% and 28% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, due to competitive pricing pressures in the market and restrictions on subscriber movement as a result of the COVID-19 pandemic which inhibited subscriber recharges, decreased mobile needs, and impacted income. Postpaid wireless ARPU declined 7% and increased 2% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The decline during the three months ended September 30, 2020, compared to the same period in 2019, was primarily due to a decrease in voice usage and data pricing. Postpaid wireless ARPU was further impacted beginning in June 2020 when NuevaTel began migrating certain subscribers to a free plan with very basic services if they had two or more past due bills. The increase during the nine months ended September 30, 2020, compared to the same period in 2019, was primarily due to an increase in data revenue per average subscriber, partially offset by decrease in voice usage.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The table below shows selected consolidated financial information for the Company's financial position as of September 30, 2020 and December 31, 2019. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of September 30,	As of December 31,
(in millions, except as noted)	2020	2019	Change includes:
Cash and cash equivalents % Change	$104.9 37%	$76.7

Increase is due to $41.0 million of cash provided by operating activities during the nine months ended September 30, 2020 and $41.9 million of proceeds from debt and EIP receivables financing obligation, net of payments. These cash receipts were partially offset by $46.6 million of purchases of property and equipment and $8.1 million of dividends to noncontrolling interests.

All other current assets % Change	137.5 (0%)	137.7

Decline is primarily due to 2degrees' decline in accounts receivable, net of allowance for doubtful accounts and cell phone inventory. These declines were offset by NuevaTel's prepayment of annual license and spectrum fees, and 2degrees' prepayment of the managed capacity service arrangement.

Property, equipment and intangibles % Change	427.1 (10%)	474.7	Decline is primarily due to additions during the period being less than depreciation and amortization. There were also declines of $6.0 million attributable to cumulative translation adjustments.

All other non-current assets % Change	265.4 77%	149.6

Increase is due to the implementation of the new lease standard resulting in the recognition of $150.5 million of operating lease right-of-use assets as of September 30, 2020. This increase was partially offset by the valuation allowance recorded against NuevaTel's deferred tax assets during the third quarter of 2020, and the reclassification of the deferred tax asset associated with the NuevaTel tower sale-leaseback transaction to accumulated deficit. In addition, there was a decline in long-term unbilled EIP installment plan receivables due to reduced EIP additions as a result of the COVID-19 pandemic.

Total assets	$934.9	$838.6
Current portion of long-term debt and financing lease liabilities	$23.9	$32.4	Decline is primarily due to repayment of the outstanding balance of the Bolivian 2021 Syndicated Loan.
% Change	(26%)

All other current liabilities % Change	204.3 2%	201.1

Increase reflects the recognition of $17.1 million of short-term operating lease liabilities as of September 30, 2020 upon the adoption of the new lease standard and increase in accrued interest on the Trilogy LLC 2022 Notes (as defined below). These increases were partially offset by the reclassification of the current portion of deferred gains on the NuevaTel tower sale-leaseback transaction to accumulated deficit upon implementation of the new lease standard and declines in accruals related to handset purchases and construction accounts payable at 2degrees.

Long-term debt and financing lease liabilities % Change	567.9 7%	528.7

Increase is primarily due to proceeds from the 2degrees senior facilities agreement refinanced in February 2020 and from the NuevaTel bond debt issuance during the third quarter of 2020. These increases were partially offset by the adoption of the new lease standard and related reclassification of certain NuevaTel tower sale-leaseback financing obligations to accumulated deficit.

All other non-current liabilities % Change	171.0 103%	84.2

Increase is primarily due to the implementation of the new lease standard and related recognition of $133.5 million of non-current operating lease liabilities as of September 30, 2020. This increase was partially offset by the elimination of deferred gains on the NuevaTel tower sale-leaseback transaction.

Total shareholders' deficit % Change	(32.3) (314%)	(7.8)

Increase in deficit is primarily due to the net loss during the nine months ended September 30, 2020, dividends to noncontrolling interests, and the impact of foreign currency translation adjustments, partially offset by the cumulative effect of adopting the new lease standard as of January 1, 2020.

Total liabilities and shareholders' deficit	$934.9	$838.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(in millions, except per share amounts)	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service revenues	$126.3	$115.3	$127.8	$131.2	$134.1	$136.1	$135.1	$139.0
Equipment sales	27.5	19.7	25.0	34.9	26.4	43.5	52.6	68.0
Total revenues	153.7	135.0	152.8	166.1	160.5	179.6	187.7	207.0
Operating expenses	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)
Operating income (loss)	4.3	(8.3)	(0.8)	3.6	6.3	6.7	12.1	8.0
Interest expense	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)
Change in fair value of warrant liability	(0.1)	-	(0.1)	0.2	0.2	0.1	(0.4)	0.3
Other, net	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)
Loss before income taxes	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)
Income tax (expense) benefit	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-
Net (loss) income	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)
Net loss (income) attributable to noncontrolling interests	9.8	8.2	6.1	(21.1)	0.3	0.7	(1.1)	0.3
Net (loss) income attributable to TIP Inc.	$(13.2)	$(11.0)	$(11.1)	$17.3	$(4.8)	$(5.6)	$(4.0)	$(3.9)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)
Diluted	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)

Quarterly Trends and Seasonality

The Company's operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company's operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter's results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and the impact of the COVID-19 pandemic.

New Zealand and Bolivia

Trends in New Zealand's and Bolivia's service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;
  Increased competition leading to larger data bundles offered for prices which have impacted data ARPU;
  Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company's heightened focus on high-value subscribers and the Company's enhanced subscriber service efforts;
  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
  Seasonal promotions which are typically more significant in periods closer to year-end;

  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand's service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of September 30, 2020, the Company had approximately $104.9 million in cash and cash equivalents, of which $51.5 million was held by 2degrees, $46.5 million was held by NuevaTel and $6.9 million was held at headquarters and others. Cash and cash equivalents increased $28.2 million since December 31, 2019, primarily due to cash provided by operating activities and net proceeds from debt, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, due to cash management efforts during recent quarters, NuevaTel's cash balances increased from $31.1 million at June 30, 2020 to $46.5 million at September 30, 2020.  Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary. See further discussion under "Impact of COVID-19 on our Business" above along with Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

In October 2020, Trilogy International South Pacific LLC ("TISP") issued $50 million of senior secured promissory notes (the "TISP 2022 Notes"). TISP is the wholly owned subsidiary of Trilogy International South Pacific Holdings LLC ("TISPH"), which in turn is wholly owned by Trilogy LLC. TISP owns, through a subsidiary, TIP Inc.'s equity interest in 2degrees. The TISP 2022 Notes mature on May 1, 2022, bear an interest rate of 10.0% per annum and were issued pursuant to an agreement (the "Note Purchase Agreement") whose terms and conditions are based on those of the Trilogy LLC 2022 Notes.

Cash proceeds from the issuance of the TISP 2022 Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of TISP 2022 Notes. TISP will use the TISP 2022 Notes proceeds to make intercompany loans to Trilogy LLC for the payment of interest under the Trilogy LLC 2022 Notes. TISP will also use the TISP 2022 Notes proceeds to pay interest due on the TISP 2022 Notes.

The TISP 2022 Notes are guaranteed by both Trilogy LLC and TISPH. The TISP 2022 Notes are secured by TISPH's pledge of 100% of the equity interests in TISP, by TISP's pledge of its interest in its loans to Trilogy LLC, and by a first priority lien on a deposit account that will hold the net proceeds from the issuance of the TISP 2022 Notes. The Note Purchase Agreement for the TISP 2022 Notes requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP's indirect equity interest in 2degrees.

The indenture to the Trilogy LLC 2022 Notes was amended to permit the issuance of the TISP 2022 Notes and the assumption by Trilogy LLC, TISPH, and TISP of certain obligations under the Note Purchase Agreement. The indenture to the Trilogy LLC 2022 Notes was also amended to permit the Company to sell its shares in NuevaTel for non-cash consideration provided that any non-cash consideration received in a sale can be converted by the Company to cash or cash equivalents within 12 months after the closing of such sale and that any cash proceeds be used promptly to redeem the Trilogy LLC 2022 Notes.

The TISP 2022 Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes as well as SG Enterprises II, LLC, which purchased $7.0 million of TISP 2022 Notes. SG Enterprises II, LLC is a Washington State limited liability company owned by John W. Stanton and Theresa E. Gillespie who are related parties to the Company. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Nine Months Ended September 30,		% Variance
(in millions)	2020	2019	2020 vs 2019

Net cash provided by (used in)
Operating activities	$41.0	$33.7	22%
Investing activities	(44.7)	2.8	n/m
Financing activities	33.2	29.1	14%
Net increase in cash and cash equivalents	$29.5	$65.5	(55%)

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $7.3 million for the nine months ended September 30, 2020 compared to the same period in 2019. This change reflects various offsetting changes in working capital during the nine months ended September 30, 2020 compared to the same period in 2019.

Cash flow used in investing activities

Cash flow used in investing activities increased by $47.4 million for the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to $66.5 million in cash proceeds received during the nine months ended September 30, 2019 from the first two closings of the NuevaTel tower sale-leaseback transaction, partially offset by a $17.8 million decrease in purchases of property and equipment during the nine months ended September 30, 2020 compared to the same period in 2019.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $4.1 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily due to a $21.1 million increase in proceeds from debt, net of payments, mainly due to a $35.1 million increase in net cash proceeds from drawdowns of the New Zealand senior facilities agreement during the nine months ended September 30, 2020. The year over year increase of cash inflows was partially offset by proceeds from the NuevaTel tower sale-leaseback transaction financing obligation of $18.0 million during the nine months ended September 30, 2019.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company's future obligations due by period as of September 30, 2020 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2021 to	2023 to	after
		December 31,	December 31,	December 31,	January 1,
(in millions)	Total	2020	2022	2024	2025

Long-term debt, including current portion(1)	$597.8	$19.4	$360.5	$198.2	$19.7
Interest on long-term debt and obligations(2)	91.8	18.0	65.2	4.9	3.7
Operating leases	201.6	6.8	50.3	45.1	99.4
Purchase obligations(3)	309.1	57.0	163.0	60.4	28.6
Long-term obligations(4)	5.1	0.1	2.3	2.2	0.5

Total	$1,205.5	$101.4	$641.3	$310.8	$151.9

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $1.5 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of September 30, 2020.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of September 30, 2020. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers' joint venture to fund a portion of the country's rural broadband infrastructure project. As of September 30, 2020, we have included the estimated outstanding obligation for 2degrees' investments under this agreement of approximately $6.1 million, based on the exchange rate at that date, through 2022. This obligation is included in "Purchase obligations" in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for their corporate headquarters. The pre-lease agreement requires 2degrees to enter into a lease upon completion of construction and allows for coordination of fit-out of the headquarters space during the construction period. Construction is expected to be completed in the third quarter of 2021, and physical access to the facility is not yet available. Upon completion of construction, 2degrees expects to execute a twelve-year lease with total expected rent payments over the lease term of approximately $56 million NZD ($37 million based on the exchange rate at nine months ended September 30, 2020). Since the lease has not yet been executed, we have not included these payments in the table above.

Effect of inflation

The Company's management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company's Condensed Consolidated Financial Statements as of September 30, 2020.

Transactions with Related Parties

For information on related party transactions, see Note 19 - Related Party Transactions to the Consolidated Financial Statements and Note 18 - Subsequent Events to the Condensed Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long-term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Company's audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 8 - Derivative Financial Instruments to the Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company's accounting policies.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 59,126,613 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) - redeemable for Common Shares	26,477,271
Warrants	13,402,685
Restricted share units (unvested)	3,355,617
Deferred share units	477,656

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 43,713,229 Common Shares.

Risk and Uncertainty Affecting the Company's Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and are described under the heading "Risk Factors" in the 2019 20-F filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2020 and available on TIP Inc.'s SEDAR profile at www.sedar.com and TIP Inc.'s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management's evaluation, the CEO and the CFO concluded that, as of September 30, 2020, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company's internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

Beginning January 1, 2020, we adopted the new lease standard and implemented a new lease accounting system along with enhanced processes and additional internal controls over lease accounting to assist us in the application of the new lease standard. Other than as discussed above, there were no changes in our internal control over financial reporting during the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for income tax (benefit) expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss (gain) on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company's management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company's performance by removing from its operating results items that do not relate to core operating performance. The Company's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company's business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

	Three Months Ended		Nine Months Ended
Consolidated Adjusted EBITDA	September 30,		September 30,
(in millions)	2020	2019	2020	2019

Net loss	$(23.0)	$(5.1)	$(59.5)	$(14.4)

Interest expense	11.3	11.2	33.8	34.7
Depreciation, amortization and accretion	27.7	27.5	79.7	81.9
Income tax expense	15.7	0.8	17.6	3.6
Change in fair value of warrant liability	0.1	(0.2)	0.1	0.2
Other, net	0.2	(0.4)	3.1	1.0
Equity-based compensation	0.9	1.0	4.8	3.0
Gain on disposal of assets and sale-leaseback transaction	(5.1)	(2.6)	(2.5)	(10.2)
Transaction and other nonrecurring costs(1)	-	1.1	1.3	6.3
Consolidated Adjusted EBITDA(2)	$27.9	$33.4	$78.4	$106.1

Net loss margin (Net loss divided by service revenues)	(18%)	(4%)	(16%)	(4%)
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	22%	25%	21%	26%

(1)2019 includes costs related to Bolivia tower sale-leaseback transaction of approximately $5.1 million for the nine months ended September 30, 2019 and other nonrecurring costs.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary and, as such, the Company consolidates 100% of SSI's net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.1 million and flat for the three and nine months ended September 30, 2020, respectively, and decrease Adjusted EBITDA by $0.1 million and increase Adjusted EBITDA by $0.1 million for the three and nine months ended September 30, 2019, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 8.875% senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"), the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA:

Trilogy LLC Consolidated EBITDA
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2020	2019	2020	2019

Consolidated Adjusted EBITDA	$27.9	$33.4	$78.4	$106.1
Realized (loss) gain on foreign currency	(0.3)	0.3	0.1	1.3
Interest income	0.2	0.4	0.3	0.6
New accounting standard impacts(1)	(0.5)	(2.7)	0.7	(9.8)
TIP Inc. Adjusted EBITDA	0.1	0.2	0.3	0.4
Trilogy LLC Consolidated EBITDA	$27.4	$31.6	$79.8	$98.6

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy ("Equipment Subsidy") is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales.  Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2020	2019	2020	2019

Cost of equipment sales	$30.6	$28.7	$78.0	$127.3
Less: Equipment sales	(27.5)	(26.4)	(72.1)	(122.6)
Equipment Subsidy	$3.2	$2.3	$5.9	$4.8

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

  Monthly average revenues per wireless user ("ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues ("data revenues") is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

  Wireless service revenues ("wireless service revenues") is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenues calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Service revenues ("service revenues") is a component of total revenues that excludes equipment sales.

  Churn ("churn") is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base.  It is a measure of monthly subscriber turnover.

  Cost of Acquisition ("cost of acquisition") represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

  Capital intensity ("capital intensity") represents purchases of property and equipment divided by total service revenues. The Company's capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company's additions to property and equipment to those of other companies within the same industry.